SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934

Maverick Tube Corporation

(Name of Subject Company (issuer))

Maverick Tube Corporation

(Name of Filing Person (offeror))

4.00% Convertible Senior Subordinated Notes Due 2033

(Title of Class of Securities)

57774LAA5 and 577914AA2

(CUSIP Number of Class of Securities)

Pamela G. Boone

Vice President — Finance, Chief Financial Officer and Secretary
Maverick Tube Corporation
16401 Swingley Ridge Road
Chesterfield, Missouri 63017
(636) 733-1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert H. Wexler Gallop, Johnson & Neuman, L.C. 101 South Hanley St. Louis, Missouri 63105 (314) 615-6000	Ted W. Paris Baker Botts L.L.P. 3000 One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1522

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee

$161,700,000	$20,487.39

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the Registrant’s 4.00% Convertible Senior Subordinated Notes due 2033 in secondary market transactions from November 22, 2004 through November 29, 2004, as reported to the Registrant, reduced by an exchange fee of $2.50 for each $1,000 principal amount at maturity. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$20,487.39	Filing Party:	Maverick Tube Corporation
Form or Registration No.:	Form S-4 (333-120923)	Date Filed:	December 1, 2004

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Maverick Tube Corporation (the “Company”), a Delaware corporation, to exchange $1,000 original principal amount of the Company’s 2004 4.00% Convertible Senior Subordinated Notes due 2033 (the “New Notes”) and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding 4.00% Convertible Senior Subordinated Notes due 2033 of the Company (the “Old Notes”) upon the terms and subject to the conditions contained in the prospectus dated December 1, 2004 (as may be amended and supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-                    ), dated the date hereof (the “Registration Statement”) and are incorporated herein by reference.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer of the New Notes is Maverick Tube Corporation. The address of the principal executive offices of Maverick Tube Corporation is 16401 Swingley Ridge Road, 7th Floor, Chesterfield, Missouri 63017. Its telephone number is (636) 733-1600. The information under the headings “Forward-looking information” and “Summary — Maverick Tube Corporation” in the Prospectus is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to exchange $1,000 original principal amount of its New Notes and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding Old Notes. The information set forth under the headings “Summary — Material differences between the old notes and the new notes” and “Description of the new notes” in the Prospectus is incorporated herein by reference. As of November 30, 2004, there was $120,000,000 aggregate principal amount of Old Notes outstanding.

(c) Trading Market and Price. The Old Notes which have not been sold pursuant to the Company’s resale Registration Statement on Form S-3 (No. 333-106976) are traded on the PORTAL market. The Old Notes which have been transferred under the resale registration statement are traded in the over-the-counter market. Set forth below are the high and low sales prices for the Old Notes based on each $1,000 original principal amount for each quarterly period for the fiscal quarters ended on December 31, 2004 (through November 30, 2004), September 30, 2004, June 30, 2004, March 31, 2004, and December 31, 2003, September 30, 2003 and June 30, 2003, as reported on November 29, 2004. The Old Notes were issued on June 9, 2003.

	High	Low

Year Ending on December 31, 2004
4th Quarter (through November 29, 2004)	$138.51	$122.51
3rd Quarter	$138.33	$120.50
2nd Quarter	$127.99	$109.11
1st Quarter	$119.64	$98.40
Year Ending on December 31, 2003
4th Quarter	$106.72	$92.45
3rd Quarter	$100.99	$86.49
2nd Quarter*	$107.35	$99.35

*	From issuance on June 9, 2003

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. This is an issuer tender offer. The information set forth in Item 2(a) above and under the heading “Summary — Maverick Tube Corporation” in the Prospectus is incorporated herein by reference in answer to Item 3 of this Schedule TO. The Company is the filing person. The names of the Company’s executive officers and directors are:

Executive Officers
C. Robert Bunch	President and Chief Executive Officer
James A. Cowan	Executive Vice President and Chief Operating Officer
T. Scott Evans	Senior Vice President — Sales and Marketing
Sudhakar Kanthamneni	Senior Vice President — Manufacturing and Technology
Pamela G. Boone	Vice President — Finance & Administration, Chief Financial Officer and Secretary
Richard W. Preckel	Vice President — Strategic Services
Directors
Gregg Eisenberg, Chairman of the Board
C. Robert Bunch
David H. Kennedy
Wayne P. Mang
Paul G. McDermott
C. Adams Moore

The business address of each of Maverick’s executive officers and directors is c/o Maverick Tube Corporation, 16401 Swingley Ridge Road, 7th Floor, Chesterfield, Missouri 63017.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender offers.

(i)-(iii), (v)-(viii), (x), (xii) The information under the headings “Summary — The exchange offer,” “Summary — Material differences between the old notes and the new notes,” “The exchange offer,” “Description of the new notes,” “Description of our capital stock,” and “Material United States federal income tax considerations” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

(iv), (ix), (xi) Not applicable.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. To the best knowledge of the Company, no Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving Subject Company’s Securities. Not applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth under the headings “Summary — The exchange offer — Purpose of the exchange offer” and “Summary — Use of proceeds” in the Prospectus is incorporated herein by reference.

(b) Use of Securities Acquired. Any Old Notes submitted for exchange will be canceled and retired.

(c) Plans. Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

The consideration for the Old Notes to be purchased by the Company is the issuance of $1,000 original principal amount of New Notes and an exchange fee of $2.50 for each $1,000 original principal amount of Old Notes. The total consideration required to purchase all of the outstanding Old Notes is New Notes in the original principal amount of $120,000,000 plus an aggregate exchange fee of $300,000. The exchange fee will be paid from the Company’s working capital. Maverick does not expect that any alternative financing arrangements will be required.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best knowledge of the Company, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions. To the best knowledge of the Company, none of the persons referenced in this item have engaged in any transactions in the Old Notes during the 60 days preceding the date of this Schedule TO.

Item 9.	Persons/ Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information under the headings “The exchange offer — Other fees and expenses,” “The exchange offer — Exchange agent,” “The exchange offer — Information agent,” and “The exchange offer — Dealer manager” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO.

Item 10.	Financial Statements.

(a) Financial information.

(1) The information on pages 27 through 43 in the Company’s Annual Report to Shareholders (incorporated by reference into Maverick’s Report on Form 10-K, as amended) for the fiscal year ended December 31, 2003 is incorporated herein by reference.

(2) The information on pages 3 through 15 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference.

(3) The information in the Prospectus under the headings “Ratio of earnings to fixed charges” and “Ratio of earnings to fixed charges” and in Exhibit 12.1 to the Registration Statement is incorporated herein by reference.

(4) At September 30, 2004, the book value per share was $12.92.

(b) Pro forma information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information under the heading “The exchange offer — Conditions to the exchange offer” is incorporated herein in answer to this Item 11.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit
No.		Description

(a	)(1)(i)	Prospectus (subject to completion) issued December 1, 2004 (incorporated by reference to the Registration Statement).
(a	)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a	)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).
(a	)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).
(a	)(1)(v)	Press release dated December 1, 2004.
(a	)(2)	None.
(a	)(3)	None.
(a	)(4)	Prospectus (subject to completion) issued December 1, 2004 (incorporated by reference to the Registration Statement).
(a	)(5)	None.
(b	)	None.
(c	)	Not applicable.
(d	)	Dealer Manager Agreement, dated December 1, 2004, between the Company and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 1.1 of the Registration Statement).
(e	)	Not applicable.

Exhibit
No.		Description

(f	)	Not applicable.
(g	)	None.
(h	)	Tax Opinion of Gallop, Johnson & Neuman, L.C. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAVERICK TUBE CORPORATION

By:	/s/ PAMELA G. BOONE

Name: Pamela G. Boone

Title:	Vice President — Finance and

Administration and Chief Financial Officer

Dated: December 1, 2004